SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))
TERREMARK WORLDWIDE, INC. (OFFEROR)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
9% Senior Convertible Notes due 2009

(Title of Class of Securities)
881448 AC 8
881448 AB 0

(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Jose A. Segrera
Chief Financial Officer
2601 South Bayshore Drive
Miami, Florida 33133
(305) 856-3200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)
WITH A COPY TO:
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500
(Facsimile) (305) 961-5722
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the pre-commencement communications of an offer by Terremark Worldwide, Inc., a Delaware corporation (the “Company”), to exchange all its outstanding 9% Senior Convertible Notes due 2009 for an equal aggregate principal amount of the Company’s newly issued 6.625% Senior Convertible Notes due 2013, as set forth in the press release attached as Exhibit (a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13E-4(c)(1) of the Securities Exchange Act of 1934, as amended.
     The Company has not commenced the exchange offer that is referred to in this communication. Upon commencement of such exchange offer, the Company will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an offering memorandum, letter of transmittal and other related exchange offer documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, when these become available as they will contain important information about the exchange offer. When filed, the Schedule TO and related exhibits will be available free of charge at the Security and Exchange Commission’s website at www.sec.gov and from the Company.
ITEM 12: Exhibits
(a)(5) Press Release, dated May 2, 2007
     Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.